NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Larry Shackelford T: 404.322.6173 larry.shackelford@nelsonmullins.com	201 17th Street NW, Suite 1700 Atlanta, GA 30363 T: 404.322.6000 F: 404.322.6050 nelsonmullins.com

September 29, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Ryan Lichtenfels Ms. Mara Ransom

RE:	Data Knights Acquisition Corp. Registration on Form S-4 Filed July 22, 2022 File No. 333-266274

Ladies and Gentlemen:

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated August 21, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-4 filed July 22, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts
Minnesota | New York | North Carolina | Ohio | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission
September 29, 2022

Exhibit 23.3, page 1

1.	Please obtain an updated consent from BF Borgers CPA PC that refers to the correct audit report date.

Response: Filed with the Amended Registration Statement is an updated consent from BF Borgers CPA PC that refers to the correct audit report date

Summary Term Sheet, page 2

2.	Clarify whether the merger is contingent upon the PIPE Financing and clearly disclose to investors the ramifications of failing to obtain such additional equity capital, including the risk that this will leave the post-merger entity under-capitalized. In this regard, we note the closing condition related to the need for cash and cash equivalents of at least $30,000,000. Also, in your discussions of how you valued OneMedNet, clearly state whether or not such valuation included execution of the PIPE Financing and, if so, how the Board considered such valuation in light of the uncertainty of obtaining the PIPE Financing.

Response: Section 7.18 of the executed Business Combination Agreement (the “BCA”) states that the Company “may” enter into and consummate subscription agreements with investors relating to a PIPE. Section 7.18 of the BCA further provides that the Company and Purchaser, shall use its “reasonable best efforts” to satisfy the conditions of the PIPE Investors’ closing obligations contained in the Subscription Agreements and consummate the transactions contemplated thereby. Moreover, none of Sections 9.1, 9.2, 9.3 or 9.4 discussing closing conditions and deliverables require the receipt of $30 million at closing rather the PIPE is to be conducted on a best efforts basis. On pages 3, 13, 25, 33 and 90 of the registration statement, additional disclosure and risk factors have been added to clarify this issue.

3.	Identify the parties or the nature of the parties that are subject to the Lock-Up Agreements with you and quantify the number of outstanding shares subject to such agreements.

Response: The Summary Term Sheet in the Amended Registration Statement has been revised to identify the nature of the parties that are subject to the Lock-Up Agreements and quantify the number of outstanding shares subject to such agreements.

Questions and Answers about the Proposals, page 10

4.	In addition to your question that addresses how the Sponsor intends to vote, revise to indicate how certain officers, directors and equityholders of OneMedNet are parties to the Voting Agreement with Data Knights whereby such parties, among other things, have agreed to vote all of their interests in Data Knights to approve the Merger Agreement, as you indicate in your Letter to Stockholders. Alternatively, if you intended to state that such officers, directors and equityholders of OneMedNet intend to vote all of their interests in OneMedNet, as the Voting Agreement seems to indicate, please revise to state as much.

Response: The Letter to Stockholders in the Amended Registration Statement have been revised to make clear that certain officers, directors and equityholders of OneMedNet have agreed to and intend to vote all of their interests in OneMedNet in favor of the Business Combination.

Securities and Exchange Commission
September 29, 2022

What equity stake will current stockholders of Data Knights hold after the Closing?, page 11

5.	We note that your table excludes the dilutive impact of certain additional issuances of common stock, including shares issuable upon the exercise of certain options and warrants. Please amend your table to show the impact of these additional issuances on the ownership following the business combination. Please also amend your table to include interim scenarios between the no redemption and maximum redemption scenarios.

Response: The table in the Amended Registration Statement has been amended to disclose the dilutive impact of the exercise of the options and warrants and an interim scenario of the redemption of 80% of the outstanding shares of the Class A common stock.

How much consideration will OneMedNet Stockholders receive in connection with the Business Combination?, page 12

6.	Revise to provide an illustrative example of the amount of consideration payable based upon the formula you disclose using a recent practicable date associated with the various inputs to the formula. Revise to clarify, if true, that this amount will fluctuate and, if you know in which direction the inputs are likely to fluctuate, revise to state as much and project the likely results of such fluctuations.

Response: The answer in the Amended Registration Statement has been revised to include a sample calculation and the Company’s expectation of how the inputs might fluctuate.

How will Data Knights' Sponsor, Directors and officers vote?, page 15

7.	Revise to quantify the amount of the vote needed by the Public Shares in order for the Business Combination to be approved, as your disclosure currently suggests that no such holders need to approve the transaction.

Response: The answer in the Amended Registration Statement has been revised to disclose the number of Public Shares required to vote in favor of the Business Combination in order for it to be approved.

Securities and Exchange Commission
September 29, 2022

May Data Knights, the Sponsor or Data Knights' directors, officers, advisors, or their affiliates purchase shares...?, page 15

8.	Confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations, located at our web-site.

Response: The Sponsor intends to comply with the conditions set forth in the answer to Question 166.01 and has revised the disclosure in the Amended Registration Statement accordingly.

What interests do Data Knights' current officers and directors have in the Business Combination?, page 15

9.	In each place where you discuss the interests of your sponsor, officers and directors, please quantify the aggregate dollar amount of the value of the interest and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Company’s discussion of the founders’ interest in the transaction has been revised to disclose the dollar value of the interest of the sponsor, officers and directors in the Amended Registration Statement on pages 16, 29, 70, 82 and 90.

10.	Where you disclose the various security ownership interests of the sponsor, directors and officers, revise to include the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The answer has been revised to disclose the dollar value of the interest of the sponsor, officers and directors in the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 23

11.	If the disclosure of risk factors that you provide on page 31 is intended to satisfy the requirements of Item 105(b) of Regulation S-K, revise to ensure that your summary of risk factors is no more than two pages and describes the principal factors that make an investment in the registrant or offering speculative or risky.

Response: The risk factor disclosure in the Summary has been revised to comply with the requirements of Item 105(b).

Securities and Exchange Commission
September 29, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 50

12.	Please tell us why there is not an adjustment for the conversion of preferred stock and conversion of Class B Common Stock.

Response: The Company believes that appropriate adjustments for the conversion of the preferred stock and the conversion of the Class B common stock are reflected in Note 3(E) and Note 3(G) and the related entries.

"We have two significant customers....", page 55

13.	Revise your disclosure to state the basis for your statement that Change Healthcare is expected to continue to represent a significant portion of your forecasted revenue for 2022, such as whether or not you have a contract that obligates such outcome. Explain any uncertainty as to future revenues from Siemens Medical Solutions USA, as applicable.

Response: In response to the Staff’s comment, we revised our disclosure on page 50 of the registration statement to explain the basis for our statements why we expect that Change Healthcare and Siemens Medical Solutions USA to continue to remain key customers of OneMedNet for several years at least.

Risk Factors, page 55

14.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Risk Factors in the Amended Registration Statement have been revised to highlight the material risks to public warrant holders to the extent they differ from the material risks to private warrant holders and the common stock, to clarify that recent common stock trading prices have not exceeded the threshold that would allow the Company to redeem public warrants and to refer investors to the process whereby the Company would notify all warrant holders if it elected to redeem the warrants and the process for warrant holders to exercise the warrants in that instance.

15.	Please provide clear disclosure in your risk factors that discusses your exclusive forum provisions, consistent with your exclusive forum discussion on pages 184 and 191. Revise to state that such provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Risk Factors in the Amended Registration Statement have been revised to provide additional disclosure regarding the impact of the exclusive forum provisions.

Securities and Exchange Commission
September 29, 2022

"It is difficult and costly to protect our proprietary rights..." , page 56

16.	Revise your disclosure to put this risk in sufficient context by describing any material challenges you have experienced or are experiencing as it relates to obtaining, maintaining, enforcing and defending against third-party challenges, your patents and maintaining your trade secret protection. Also, disclose when your patents are expected to expire.

Response: The Risk Factor in the Amended Registration Statement has been revised and supplemented with additional Risk Factors related thereto to expand upon our disclosure of material challenges that could be experienced by OneMedNet in establishing and maintaining its patent portfolio and the expected expiration dates thereof.

"If OneMedNet fails to comply with federal and state healthcare laws...", page 62

17.	You refer readers to the many federal and state healthcare laws, such as those described in the "Business - Government Regulation" section, however, we are unable to locate this discussion. Revise to include a discussion of existing or probable governmental regulations on the business, consistent with Item 101(h)(4)(ix) of Regulation S-K.

Response: In response to the Staff’s comment, we deleted that cross-reference cited to by the Staff and added new sections under “INFORMATION ABOUT ONEMEDNET CORPORATION” called “Government Regulation,” “Data Privacy,” “Cybersecurity,” and “Regulatory Quality Compliance” to disclose the regulation in the information and data privacy space applicable to OneMedNet, which discussion begins on page 154.

"Data Knights' public stockholders may experience dilution...", page 79

18.	Please revise to disclose the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Risk Factor in the Amended Registration Statement has been revised to clarify the dilution in voting power experienced by the Company’s public stockholders in different redemption scenarios and cross-reference additional relevant disclosure elsewhere in the Amended Registration Statement.

Securities and Exchange Commission
September 29, 2022

"Warrants will become exercisable for Data Knights Common Stock...", page 80

19.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Risk Factor in the Amended Registration Statement has been revised to disclose that the exercise price of the warrants retained by redeeming stockholders assuming maximum redemptions is above the recent trading price for the common stock, limiting the near-term value of the warrants.

Special Meeting of Data Knights Stockholders
Quorum and Required Vote for Proposals, page 85

20.	Please disclose the threshold requirements to pass the Adjournment Proposal, as well as the quorum required to hold an adjourned special meeting. Ensure that you have consistently described the voting threshold requirements for all proposals throughout your prospectus, as the disclosure appears to differ in your Letter to Stockholders, where you state that each of the proposals other than the Election of Directors Proposal requires the affirmative vote of a majority of the issued and outstanding shares, which differs from the disclosure here.

Response: The disclosure in the Amended Registration Statement has been revised to consistently describe the quorum and voting thresholds for each proposal, including the Adjournment Proposal, as well as the quorum required to hold an adjourned special meeting.

Voting Your Shares, page 86

21.	Revise to refer to the second of two ways holders of your common stock can vote their shares.

Response: The disclosure in the Amended Registration Statement has been revised to disclose the procedure for in-person voting at the Special Meeting.

The Business Combination Proposal
Background of the Business Combination, page 96

22.	Revise to elaborate upon how you "deemed a potential business combination target compelling enough" to pursue execution of an initial non-binding letter of intent. Expand your disclosure to provide additional detail about the other 2 parties with which LOIs were executed, including when and how you contacted the parties or were contacted by these parties; the details of any negotiations or agreements that took place; and when and why you ultimately determined not to pursue a transaction with each party and how and when you decided to pursue discussions solely with OneMedNet Corporation.

Response: The discussion of the Background of the Business Combination in the Amended Registration Statement has been revised to include disclosure responsive to the Staff’s comment.

Securities and Exchange Commission
September 29, 2022

23.	We note that on March 4, 2022 you offered a transaction valuation of $200 million, which appears to be the final amount the parties settled upon in the Merger Agreement. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this amount. If no other valuation amount was considered by the Board, specifically state as much. Also, explain why this discussion does not characterize the consideration as a pro forma enterprise value of $317 million, as the press release issued on April 25, 2022 indicates.

Response: The discussion of the Background of the Business Combination in the Amended Registration Statement has been revised to provide more detail regarding the determination of the valuation. The pro forma enterprise value includes the value of the consideration and the value of the Company pre-transaction.

24.	We note your disclosure on pages 96-97 that reflect various exchanges of initial comments and revised drafts and discussions among the parties. Amend your disclosure to describe the material content of these discussions, including the positions of the parties and the terms that were negotiated by the parties throughout this period.

Response: The disclosure in the Amended Registration Statement with respect to the exchange of drafts and discussions to add additional detail regarding the issues and terms that were involved.

25.	Please disclose the following:

•	if your sponsor, management, or its affiliates have a track record with SPACs, any details about the outcomes of these prior transactions;

•	any discussions about continuing employment or involvement for any persons affiliated with you before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between your sponsors and additional investors; and

•	whether the your sponsor has other SPACs in the process of searching for a target company, and if so, whether it considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response: The Company confirms to the Staff that (i) neither the Sponsor, the Company’s management, or the Company’s affiliates have a track record with SPACs, (ii) there have been no discussions regarding continued employment or involvement by any persons affiliated with the Company before the merger, any formal or informal commitment to retain the financial advisors after the merger, or any pre-existing relationships between the Sponsors and additional investors, except with respect to composition of the Company’s Board post-transaction, and (iii) that the Sponsor does not have any other SPAC in the process of searching for a target company.

Securities and Exchange Commission
September 29, 2022

26.	Please disclose any discussions about the need to obtain additional financing for the combined company, such as the intended PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors; and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about the SPAC, the target, or the de-SPAC transaction to potential PIPE investors that are not expected to be disclosed publicly.

Response: The disclosure in the Amended Registration Statement has been revised to discuss the background and process for the intended PIPE.

27.	Please disclose the negotiation of any contingent payments to be received by target shareholders as well as the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights and whether any compensation was offered in exchange for such agreement.

Response: The Company confirms to the Staff that there are no contingent payments to be made to OneMedNet’s stockholders and no agreements between the Company and any Company stockholder to waive its redemption rights.

28.	Elaborate upon the role of ARC Group Ltd. as your financial advisor and provide additional details about the services they provided. In this regard, you state on page 98 that the experience and sector expertise of your financial advisors enabled your Board to "make the necessary analyses and determinations regarding the Business Combination." Disclose any fees due to ARC Group Ltd. for such services.

Response: The disclosure in the Amended Registration Statement has been revised to elaborate upon the role of ARC Group Ltd.

The Board's Reasons for Approval of the Business Combination, page 98

29.	Please clarify how the board considered the material interests in the transaction held by the sponsor and the company’s officers and directors in negotiating and recommending the business combination.

Response: The disclosure in the Amended Registration Statement has been revised to clarify how the board considered the material interests in the transaction held by the sponsor and the company’s officers and directors in negotiating and recommending the business combination.

Securities and Exchange Commission
September 29, 2022

30.	In your discussion of the Purchase Price factor, elaborate upon the "current valuations of other private- and publicly traded comparable Real World-Data companies," which your Board appears to have considered in determining OneMedNet's valuation to be relatively attractive.

Response: The disclosure in the Amended Registration Statement has been revised to elaborate upon the current valuations considered by the Board of other private and publicly traded comparable medical, data and cloud services companies for which it could obtain data.

31.	Explain why Stockholder Liquidity was a factor that supported the Board's decision to recommend the transaction when your stockholders already hold shares that are listed on Nasdaq, and are therefore liquid.

Response: The disclosure in the Amended Registration Statement has been revised to explain that the Business Combination may lead to greater trading volume and analyst coverage, enhancing liquidity for the Company’s stockholders.

32.	We note that your Board considered OneMedNet's financial outlook and received "internal financial analysis," including "certain financial projections" provided by OneMedNet. Revise to disclose OneMedNet's internal financial analysis, including certain financial projections and any assumptions underlying those projections. If different, please also disclose the financial projection assumptions and revenue projections for OneMetNet's second product, OneMedtNet iRWD solution, which you also indicate that your management reviewed. If any of these projections differ from those that your financial advisor, Marshall & Stevens, received and considered, please revise to explain such differences.

Response: The disclosure in the Amended Registration Statement has been revised to cross-reference the discussion of the relevant financial projections reviewed by the Board in the disclosure regarding the opinion of Marshall & Stevens.

33.	In your discussion of the "Financial information and Comparable Company Analysis" factor, revise to clarify exactly what aspect of OneMedNet's financial outlook was considered by the Board, considering you state that the Board did not rely upon OneMedNet's financial projections.

Response: On behalf of the Company, we clarify for the Staff that the registration statement stated that the board “did not rely on these financial projections as a determinative factor” (emphasis added), not that the board did not rely upon the financial projections at all, and have clarified the disclosure in the Amended Registration Statement on page 97 regarding the manner in which the board incorporated the information in its decision-making process.

Securities and Exchange Commission
September 29, 2022

34.	We note the Investor Presentations dated May 12 and 20, 2022 and the inclusion of Valuation Benchmarking and Industry Comps. Clarify whether this information was considered by the Board in recommending the transaction and, if so, include this information in your prospectus. In doing so, revise to include disclosure about how the companies used were selected and provide the inputs used to arrived at the amounts depicted. Explain who prepared these materials.

Response: The disclosure in the Amended Registration Statement has been revised to cross-reference disclosure about how the companies were selected and the benchmarks were prepared.

Opinion of Marshall & Stevens, page 101

35.	We note your disclosure on pages 101 through 102 that your fairness advisor, in arriving at its fairness opinion, reviewed and relied upon “projections for the five years ending December 31, 2026 [...] as prepared and provided to it by OneMedNet’s management.” Please disclose the projections, as well as the key assumptions underlying the financial projections and any limitations of the projections. To the extent the projections are not in line with historic operating trends, please disclose why the change in trends is appropriate or assumptions underlying such projections are reasonable.

Response: The disclosure in the Amended Registration Statement has been revised to disclose the relevant financial projections reviewed by Marshall & Stevens and the relevant key assumptions and historical trends.

36.	In a separate section immediately following this section, please disclose the following:

•	the fees the fairness advisor will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction;

•	any additional services the fairness advisor or its affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction; and

•	a description of any services the financial advisor has provided to the target or affiliates of the parties, (including other SPACs associated with the same sponsor).

Response: The disclosure in the Amended Registration Statement has been revised to add responsive disclosure.

37.	Elaborate upon your disclosure to explain why you retained Marshall & Stevens on May 6, 2022, after you approved and executed the Merger Agreement.

Response: The disclosure in the Amended Registration Statement has been revised to explain why the Board retained Marshal & Stevens after execution of the Merger Agreement.

Securities and Exchange Commission
September 29, 2022

38.	Elaborate upon the Discounted Cash Flows Analysis and Guideline Public Company Analysis your fairness advisor prepared, consistent with Item 1015(b)(6) of Regulation MA, which requires disclosure of the bases and methods used for the fairness opinion. In doing so, include the various inputs and assumptions used in the discounted cash flow analysis and disclose the values ultimately arrived at. Identify the Guideline Companies, explain how they are reasonably comparable and disclose the various multiples and how they were determined.

Response: The disclosure in the Amended Registration Statement has been revised to add the requested disclosure.

Certain Material U.S. Federal Income Tax Considerations of the Redemption, page 104

39.	We note that you provide a discussion of the tax consequences of the exercise of redemption rights and the exchange of shares as contemplated in the Merger Agreement but neither appears to constitute an opinion. Revise to include an opinion if the tax consequences are material or tell us why you believe this is not necessary. Refer to Item 601(b)(8) of Regulation S-K.

Response: The Amended Registration Statement has been revised to include an opinion regarding the tax consequences.

The Charter Amendment Proposal, page 112

40.	Please provide a complete explanation of how shareholders will be affected by the Charter Amendment Proposal.

Response: The disclosure in the Amended Registration Statement has been revised to add the requested disclosure.

Information about OneMedNet Corporation
Company Overview, page 131

41.	Define Real World Evidence and explain it's use as compared to, or using, Real World Data.

Response: We expanded our discussion on page 136 of the Registration Statement to include a definition of Real World Evidence and to disclose recent milestones in the application of Real World Evidence to facilitate the understanding of its meaning and use.

Securities and Exchange Commission
September 29, 2022

42.	Elaborate upon how OneMedNet has access to the 95+ healthcare facilities you reference here and explain how that number will grow. Clarify whether the reference to the "Partnership Network" in the graphic is the same as the "federated network of healthcare facilities" and if not, why not. In this regard, the reference to 200+ customers/partners is unclear. Clarify the categories of customers in which you have entered into agreements and generate revenues and quantify the amount generated in each category.

Response: We revised our discussion on page 134 of the registration statement, in response to the Staff’s comment, to provide additional detail regarding OneMedNet’s access to healthcare providers as well as its relationship with its customers and partners to support the statements in the registration statement.

Material Agreements, page 148

43.	Revise to explain how you selected the agreements you have opted to describe here and, as applicable, file them as exhibits, consistent with Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we added disclosure on page 152 of the registration statement to explain the criteria involved in selecting the customer agreements that we described in the registration statement. We have not filed these material customer agreements as exhibits to the registration statement because these contracts comprise the type of contracts made in the ordinary course of business thus they are not of the type that must be filed as exhibits to periodic reports and registration statements, consistent with Item 601(b)(10) of Regulation S-K.

44.	Provide a summary of the material terms of your customary agreements, such as your Data Exchange Master Reseller Agreement, Data License Agreement and your Real World Data Clinical Trial Agreement.

Response: In response to the Staff’s comment, we expanded our discussion on page 151 of the registration statement to provide a summary of the material terms of OneMedNet’s key customer agreements.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 153

45.	Please provide the disclosures required by paragraphs (b)(1) and (b)(b2) in Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, we added disclosure required by paragraphs (b)(1) and (b)(b2) in Item 303 of Regulation S-K on page [155].

Index to Financial Statements, page F-1

46.	Please provide updated financial statements for OneMedNet in accordance with Rule 3-12 of Regulation S-X. In addition, MD&A should be updated as applicable.

Response: We have included updated financial statements for quarter end June 2022 for OneMedNet in accordance with Rule 3-12 of Regulation S-X and updated OneMedNet’s MD&A accordingly.

Securities and Exchange Commission
September 29, 2022

OneMedNet Consolidated Statements of Operations, page F-48

47.	Please disclose in the notes to the financial statements the nature of the items in the Operations line item expense.

Response: We have amended the registration statement to disclose in the notes to the financial statements the nature of the items in the Operations line item expense.

Revenue Recognition, page F-52

48.	In the second paragraph, you mention costs related to services. Please revise to disclose the types of costs included in this item and the amount included in Costs of Goods Sold in the Statements of Operations. If the Costs of Goods Sold line item contains both categories, please consider changing the Income Statement line item to Cost of Revenues to be more inclusive.

Response: We have amended the registration statement to disclose the types of costs included in this item and the amount included in Costs of Goods Sold in the Statements of Operations, and to change the Income Statement line item to Cost of Revenues to be more inclusive.

49.	Please provide the required disclosures in accordance with ASC 606-10-50, including how you measure and recognize revenue.

Response: We have amended the registration statement to provide the required disclosures in accordance with ASC 606-10-50, including how OneMedNet measures and recognizes revenue.

General

50.	We note your reference on pages 43 and 47 to Management’s Discussion and Analysis of Financial Condition and Results of Operations of Data Knights, but could not locate that section in your filing. Please advise or revise to include MD&A.

Response: The references in the Amended Registration Statement have been revised to make clear that they refer to the MD&A of the Company incorporated by reference into the Amended Registration Statement.

Securities and Exchange Commission
September 29, 2022

51.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The disclosure in the Amended Registration Statement has been revised to include an interim redemption level based on recent comparable transactions.

52.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The disclosure in the Amended Registration Statement has been revised where applicable to address the impact of redemption levels on the underwriting fees.

53.	Update your disclosure to indicate that you have opted to extend the deadline to complete the merger by three months to November 11, 2022, consistent with your Form 8-K dated August 11, 2022, and quantify the amount deposited into the Trust Account.

Response: The disclosure in the Amended Registration Statement has been revised to reflect the extension of the deadline to complete the merger.

54.	Please tell us, with a view to disclosure, whether you have received notice from your fairness advisor or financial advisor about ceasing involvement in your transaction and how that may impact your deal.

Response: The Company confirms to the Staff that it has not received notice from its fairness advisor or financial advisor about ceasing involvement in the transaction.

55.	We note that Annex D includes language that suggests shareholders may not rely upon the fairness opinion, in the last paragraph on page D-2. Please ask your fairness advisor to remove this language.

Response: Per the Marshall & Stevens engagement letter and agreed upon terms of the engagement, Marshall & Stevens was engaged by Data Knights for the sole benefit of and to advise the Board in connection with the consideration by the Board of a possible acquisition of OneMedNet. Marshall & Stevens was not engaged to advise the shareholders and the terms of engagement (including, but not limited to, fees, scope, indemnity provisions and other contractual conditions) are not reflective of such arrangement.

*    *    *    *    *

Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 404-322-6713 or larry.shackelford@nelsonmullins.com. Thank you very much for your assistance.

Sincerely,

/s/ Larry Shackelford
Larry Shackelford